Ferreyros **Exemption pursuant to Rule 12g3-2(b)** **82-4567**

Submission of: Other information

ORGANIZACION Ferreyros

Lima, August 11th, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of July 31st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros

PATRICIA GASTELUMENDI ~~LUKIS~~
Gerente División
Administración y Finanzas

dw 8/14

www.ferreyros.com.pe

T 511 626 4000

Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Ferreyros

FERREYROS S.A.A.

Martes, 11 de Agosto de 2009

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV Nº 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: JULIO - 2009

Listado de Acciones Comunes:
Nemonico: FERREYC1
Valor: FERREYROS S.A.
Nro.Total de Acciones: 424,816,167
Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	2,130,695	0.501557	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	2,383,956	0.561174	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	3,133,282	0.737562	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	18,562,166	4.369458	FERREYC1
PJ	RUC 20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	2,882,757	0.678589	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	4,114,951	0.968643	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	6,368,509	1.499121	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	2,223,049	0.523297	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	4,602,837	1.083489	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	12,733,250	2.997355	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	40,121,705	9.444486	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	16,236,198	3.821935	FERREYC1
PJ	RUC 20215376916	BUSLETT S.A.	00771283	9,476,522	2.230735	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	2,391,613	0.562976	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	22,941,618	5.400364	FERREYC1
PJ	Otro 09212735 00	IN-FONDO1	00932286	2,655,589	0.625115	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	27,539,904	6.482782	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	27,165,790	6.394717	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	34,471,164	8.114372	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	16,076,978	3.784455	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	27,462,658	6.464598	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	13,242,295	3.117182	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	6,719,122	1.581654	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	18,556,899	4.368219	FERREYC1

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	Otro 091212733 00	HO-FONDO3	00932309	17,225,219	4.054747	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	20,174,679	4.749037	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE LEGAL
FERREYROS S.A.A.